Filed Pursuant to Rule 433

Registration No. 333-161828

October 8, 2009

Dear Shareholder,

On September 10, 2009 a letter was mailed to you announcing that we filed a Registration Statement with the Securities and Exchange Commission (SEC) requesting authorization for the flexibility to raise, over a three-year period, up to $25 million in capital. As was discussed in the letter, we anticipate raising $5-10 million of the $25 million through a Shareholder Rights Offering and a Supplemental Community Offering (“Offerings”).

We are pleased to inform you that the Offerings will commence shortly; most likely in approximately two-to-three weeks. A final prospectus that will include all details and terms of the Offerings will be mailed to you when the Offerings commence. Before you invest, you should read the prospectus and other documents that we have filed with the SEC for more complete information about Enterprise Bancorp, Inc. and the Offerings. Prior to receiving the final prospectus, you may obtain the Registration Statement that we have filed with the SEC and these other documents free of charge by visiting our web site, www.enterprisebanking.com, and clicking on Investor Relations and then clicking on SEC Filings, or the SEC web site at www.sec.gov, and clicking on Search for Company Filings under Filings & Forms.  Alternatively, you may request a copy of the preliminary prospectus that is contained in the Registration Statement by calling Katelin Deschenes at the bank’s toll-free number 1-877-671-2265 ext. 5584.

In preparation for the Offerings we will hold Information Sessions on Thursday, October 29, 2009 from 5:00-6:00 PM at the Vesper Country Club in Tyngsboro, MA and Monday, November 2, 2009 from 5:00-6:00 PM at the Radisson Hotel in Chelmsford, MA.  A social hour will immediately follow. If you wish to attend one of the Information Sessions, please contact Katelin Deschenes at (978) 656-5584 or at Katelin.Deschenes@ebtc.com.

The current banking environment continues to provide well-positioned community banks, like Enterprise, with what we believe are unprecedented growth and market share opportunities.  As we position the Bank to take advantage of these opportunities, we thank you for the support and confidence you have placed in us.

Please feel free to contact us with questions you may have. We look forward to seeing you on either October 29 or November 2.

Sincerely,

George L. Duncan	Jack P. Clancy, Jr.	Richard W. Main
Chairman	Chief Executive Officer	President

Matters discussed in this letter contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by the use of the words “expect”, “intend”, “anticipate”, “will”, “plan”, “believe”, “continue”, or similar expressions that predict or indicate future events or trends and which do not relate to historical matters.  Forward-looking statements should not be relied on, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, which could cause the actual results of future events to differ materially from the forward-looking statements. For more information about these risks, uncertainties and other factors, please see our most recent annual report on Form 10-K as filed with the Securities and Exchange Commission.